UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Sky Solar Holdings, Ltd.

(Name of Issuer)

Ordinary Shares, par value US$0.0001 per share

(Title of Class of Securities)

83084J202(1)

(CUSIP Number)

c/o Xiaoguang Duan

Address: 14th Floor, building 2, NanDa Softech Science & Technology Innovation Park,

19 QingJiangNan Road, GuLou District, NanJing City, Jiangsu Province, the People’s Republic of China, 210000

Tel: +86-025-84730370-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 11, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

This Amendment No. 2 on Schedule 13D/A (“Amendment No. 2”) is filed on behalf of each of Jolmo Solar Capital Ltd., CES Holding Ltd., Jing Kang, Jiale Dai and Xiaoguang Duan (together the “Reporting Persons” and each a “Reporting Person”), and amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission on June 4, 2020 on behalf of the Reporting Persons (the “Original Filing”) and the Amendment No. 1 on Schedule 13D/A filed with the Securities and Exchange Commission on July 7, 2020 on behalf of the Reporting Persons (“Amendment No. 1”, together with the Original Filing and Amendment No. 2, the “Schedule 13D”), with respect to the ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), of Sky Solar Holdings, Ltd., a Cayman Islands company (the “Issuer” or “Company”). Except as amended and supplemented herein, the information set forth in the Original Filing and Amendment No. 1 remain unchanged. Capitalized terms used but not defined in this Amendment No. 2 shall have the same meanings herein as are ascribed to such terms in the Original Filing and/or Amendment No. 1, as applicable.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)  This CUSIP number applies to the Issuer’s American depositary shares (“ADSs”), each representing twenty Ordinary Shares of the Issuer.

SCHEDULE 13D

CUSIP No.	83084J202

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Jolmo Solar Capital Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) *
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
5,400,000 Ordinary Shares
	8	SHARED VOTING POWER
80,768,056 Ordinary Shares
	9	SOLE DISPOSITIVE POWER
5,400,000 Ordinary Shares
	10	SHARED DISPOSITIVE POWER
80,768,056 Ordinary Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
86,168,056 Ordinary Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.5%*
14	TYPE OF REPORTING PERSON (See Instructions)
CO

* The percentages used in this Schedule 13D are calculated based on a total of 419,546,494 Ordinary Shares (including Ordinary Shares represented by ADSs) issued and outstanding as of December 31, 2019, as reported by the Issuer in its Form 20-F filed on May 19, 2020, including, with respect to each Reporting Person, the Ordinary Shares that such person has the right to acquire within 60 days.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
CES Holding Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) *
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
8,000,000 Ordinary Shares
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
8,000,000 Ordinary Shares
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,000,000 Ordinary Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.9%*
14	TYPE OF REPORTING PERSON (See Instructions)
CO

* The percentages used in this Schedule 13D are calculated based on a total of 419,546,494 Ordinary Shares (including Ordinary Shares represented by ADSs) issued and outstanding as of December 31, 2019, as reported by the Issuer in its Form 20-F filed on May 19, 2020, including, with respect to each Reporting Person, the Ordinary Shares that such person has the right to acquire within 60 days.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Jiale Dai
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) *
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
94,168,056 Ordinary Shares
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
94,168,056 Ordinary Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
94,168,056 Ordinary Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
22.4%*
14	TYPE OF REPORTING PERSON (See Instructions)
IN

* The percentages used in this Schedule 13D are calculated based on a total of 419,546,494 Ordinary Shares (including Ordinary Shares represented by ADSs) issued and outstanding as of December 31, 2019, as reported by the Issuer in its Form 20-F filed on May 19, 2020, including, with respect to each Reporting Person, the Ordinary Shares that such person has the right to acquire within 60 days.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Xiaoguang Duan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) *
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
97,968,056 Ordinary Shares
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
97,968,056 Ordinary Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
97,968,056 Ordinary Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
23.3%*
14	TYPE OF REPORTING PERSON (See Instructions)
IN

* The percentages used in this Schedule 13D are calculated based on a total of 419,546,494 Ordinary Shares (including Ordinary Shares represented by ADSs) issued and outstanding as of December 31, 2019, as reported by the Issuer in its Form 20-F filed on May 19, 2020, including, with respect to each Reporting Person, the Ordinary Shares that such person has the right to acquire within 60 days.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Jing Kang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) *
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
3,800,000 Ordinary Shares
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
3,800,000 Ordinary Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,800,000 Ordinary Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.9%*
14	TYPE OF REPORTING PERSON (See Instructions)
IN

* The percentages used in this Schedule 13D are calculated based on a total of 419,546,494 Ordinary Shares (including Ordinary Shares represented by ADSs) issued and outstanding as of December 31, 2019, as reported by the Issuer in its Form 20-F filed on May 19, 2020, including, with respect to each Reporting Person, the Ordinary Shares that such person has the right to acquire within 60 days.

Item 3.                     Source and Amount of Funds or Other Considerations

The information set forth in Item 4 is incorporated by reference in its entirety into this Item 3.

Item 4.                     Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The Offer and withdrawal rights expired at 12:00 midnight, New York City time, at the end of September 8, 2020 (the “Expiration Date”). Computershare Trust Company, N.A., the tender agent (the “Tender Agent”), has advised the Offeror Group that, as of immediately prior to the end of the Expiration Date, a total of 76,070,636 Ordinary Shares (including Ordinary Shares represented by ADSs) had been validly tendered (and not validly withdrawn) pursuant to the Offer, representing approximately 18.1% of 419,546,494 outstanding Ordinary Shares of the Company.  In addition, Notices of Guaranteed Delivery have been delivered for 8,523,620 Ordinary Shares (including Ordinary Shares represented by ADSs), representing approximately 2.0% of the outstanding Ordinary Shares of the Company. The Tender Agent has further advised the Offeror Group that, as of 5:00 P.M., New York City time, on September 10, 2020, Notices of Guaranteed Delivery for 4,697,420 Ordinary Shares had been converted into validly tendered Ordinary Shares.

The number of Ordinary Shares (including Ordinary Shares represented by ADSs) that had been validly tendered (and not validly withdrawn) pursuant to the Offer (excluding Ordinary Shares tendered pursuant to Notices of Guaranteed Delivery for which certificates or confirmations of book-entry transfer had not yet been received by the Tender Agent) immediately prior to the end of the Expiration Date satisfied the Minimum Condition, and all other conditions to the Offer were satisfied or waived.  Promptly after the Expiration Date, Purchaser entered into the Loan Facility and accepted for payment all Ordinary Shares (including Ordinary Shares represented by ADSs) validly tendered (and not validly withdrawn) pursuant to the Offer.

As disclosed under the Form 6-K filed by the Company on August 31, 2020, on August 28, 2020, the Company was informed that Hudson Capital had purportedly filed a winding up petition in respect of the Company (the “Winding Up Petition”) with the Cayman court.  Pursuant to the Companies Law (as amended) of the Cayman Islands, the Merger cannot be consummated for so long as the Winding Up Petition remain outstanding, or if any order shall have been made or resolution adopted to wind up the Company (such proceedings, “Winding Up Proceedings”). The Offeror Group is monitoring the Winding Up Petition closely and intends to effect the Merger as promptly as practicable once any Winding Up Proceedings are no longer outstanding or in effect. At the effective time of the Merger, each outstanding Ordinary Share (other than those held by Offeror Group) will be converted into the right to receive $0.30 in cash per Ordinary Share, without interest and less any required withholding taxes; and each ADS issued and outstanding immediately prior to the effective time, together with the underlying Ordinary Shares represented by such ADS, shall be cancelled in exchange for the right to receive $6.00 in cash per ADS without interest and less any ADS cancellation fees and other related fees and withholding taxes. Instructions outlining the steps required to be taken to obtain the merger consideration will be provided to shareholders of the Company who did not tender their Ordinary Shares and/or ADSs in the Offer.  Parent intends to cause all ADSs to be delisted from Nasdaq and Ordinary Shares deregistered under the Exchange Act.

Item 5.                     Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented to add the following:

(a)-(b)              The following table sets forth the beneficial ownership of Ordinary Shares (including Ordinary Shares represented by ADSs) of the Issuer for each of the Reporting Persons. The following totals include shares owned beneficially by Square Limited and Square Acquisition Co. as a result of the consummation of the Offer, for which Japan NK Investment K.K., IDG-Accel China Capital L.P., IDG-Accel China Capital Investors L.P. and Jolmo Solar will share dispositive and voting power pursuant to the arrangements contemplated by the A&R Consortium Agreement and Rollover Agreement.

Reporting Person	Amount beneficially owned	Percent of total(1)	Sole voting power	Shared Voting power	Sole dispositive power	Shared dipositive power
Jolmo Solar	86,168,056	20.5%	5,400,000	80,768,056	5,400,000	80,768,056
CES Holding	8,000,000	1.9%	8,000,000	0	8,000,000	0
Dai(2)	94,168,056	22.4%	0	94,168,056	0	94,168,056
Duan(3)	97,968,056	23.3%	0	97,968,056	0	97,968,056
Kang	3,800,000	0.9%	0	3,800,000	0	3,800,000

(1)               The percentages used in this Schedule 13D are calculated based on a total of 419,546,494 Ordinary Shares (including Ordinary Shares represented by ADSs) issued and outstanding as of December 31, 2019, as reported by the Issuer in its Form 20-F filed on May 19, 2020, including, with respect to each Reporting Person, the Ordinary Shares that such person has the right to acquire within 60 days.

(2)               Dai is the sole shareholder of each of Jolmo Solar and CES Holding. Jolmo Solar beneficially owns 86,168,056, or 20.5%, of the Issuer’s Ordinary Shares and CES Holding beneficially owns 8,000,000, or 1.9%, of the Issuer’s Ordinary Shares, respectively. Accordingly, Dai may thereby be deemed to beneficially own 94,168,056 Ordinary Shares of the Issuer comprising (x) the 86,168,056 Ordinary Shares owned by Jolmo Solar and (y) the 8,000,000 Ordinary Shares owned by CES Holding, respectively.

(3)               Duan is the sole director of each of Jolmo Solar and CES Holding. Jolmo Solar beneficially owns 86,168,056, or 20.5%, of the Issuer’s Ordinary Shares and CES Holding beneficially owns 8,000,000, or 1.9%, of the Issuer’s Ordinary Shares, respectively. In addition, Duan shares voting and/or dispositive power over the 3,800,000, or 0.9%, of the Issuer’s Ordinary Shares owned by Kang, his spouse. Accordingly, Duan may thereby be deemed to beneficially own 97,968,056 Ordinary Shares of the Issuer comprising (x) the 86,168,056 Ordinary Shares owned by Jolmo Solar, (y) the 8,000,000 Ordinary Shares owned by CES Holding and (z) the 3,800,000 Ordinary Shares owned by Kang, respectively.

The following table sets forth the beneficial ownership of Ordinary Shares (including Ordinary Shares represented by ADSs) of the Issuer for persons who are members of the Offeror Group and therefore, together with the Reporting Persons, may form a group within the meaning of Section 13(d)(3) of the Securities Act.

Reporting Person	Amount beneficially owned	Percent of total(1)	Sole voting power	Shared Voting power	Sole dispositive power	Shared dipositive power
Japan NK Investment K.K.	232,876,006	55.5%	0	232,876,006	0	232,876,006
PNF Investment Co., Ltd.	232,876,006	55.5%	0	232,876,006	0	232,876,006
Rui Chen	232,876,006	55.5%	0	232,876,006	0	232,876,006
Renewable Japan Co., Ltd.	232,876,006	55.5%	0	232,876,006	0	232,876,006
H&T Corporation	232,876,006	55.5%	0	232,876,006	0	232,876,006
Katsuhito Manabe	232,876,006	55.5%	0	232,876,006	0	232,876,006
Bin Shi	14,759,480	3.5%	14,759,480	0	14,759,480	0
Sino-Century HX Investments Limited	4,940,901	1.2%	4,940,901	0	4,940,901	0
Kai Ding	9,109,320	2.2%	9,109,320	0	9,109,320	0
IDG-Accel China Capital L.P.	182,717,962	43.6%	97,453,914	85,264,048	97,453,914	85,264,048
IDG-Accel China Capital Associates L.P.	182,717,962	43.6%	97,453,914	85,264,048	97,453,914	85,264,048
IDG-Accel China Capital Investors L.P.	182,717,962	43.6%	4,495,992	178,221,970	4,495,992	178,221,970
IDG-Accel China Capital GP Associates Ltd.	182,717,962	43.6%	101,949,906	80,768,056	101,949,906	80,768,056
Quan Zhou	182,717,962	43.6%	0	182,717,962	0	182,717,962
Chi Sing Ho	182,717,962	43.6%	0	182,717,962	0	182,717,962
TCL Transportation Holdings Limited	936,680	0.2%	936,680	0	936,680	0
Esteem Venture Investment Limited	1,233,320	0.3%	1,233,320	0	1,233,320	0
Mamaya Investments Ltd	333,340	0.1%	333,340	0	333,340	0
Xanadu Investment Ltd. (H.K.)	1,400,000	0.3%	1,400,000	0	1,400,000	0
Abdullateef A. AL-Tammar	880,100	0.2%	880,100	0	880,100	0
Development Holding Company Ltd.	4,000,000	1.0%	4,000,000	0	4,000,000	0
Bjoern Ludvig Ulfsson Nilsson	494,200	0.1%	494,200	0	494,200	0
Square Limited	80,768,056	19.3%	80,768,056	0	80,768,056	0
Square Acquisition Co.	80,768,056	19.3%	80,768,056	0	80,768,056	0

(1)               The percentages used in this Schedule 13D are calculated based on a total of 419,546,494 Ordinary Shares (including Ordinary Shares represented by ADSs) issued and outstanding as of December 31, 2019, as reported by the Issuer in its Form 20-F filed on May 19, 2020, including, with respect to each Reporting Person, the Ordinary Shares that such person has the right to acquire within 60 days.

(c)                                  Transactions in the Shares in the Past 60 Days. To the best knowledge of each of the Reporting Persons, none of the Reporting Persons has effected any transactions relating to the Ordinary Shares during the past 60 days.

(d)                                 To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

Item 6.                     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 4 is incorporated by reference in its entirety into this Item 6.

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Company.

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 11, 2020

Jolmo Solar Capital Ltd.

By:	/s/ Xiaoguang Duan
Name:	Xiaoguang Duan
Title:	Director

CES Holding Ltd.

By:	/s/ Xiaoguang Duan
Name:	Xiaoguang Duan
Title:	Director

Xiaoguang Duan

By:	/s/ Xiaoguang Duan

Jiale Dai

By:	/s/ Jiale Dai

Jing Kang

By:	/s/ Jing Kang